UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FERRELLGAS PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

315293100

(CUSIP Number)

June 24, 2015

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 315293100	Schedule 13G	Page 1 of 8

1	NAMES OF REPORTING PERSONS Jamex, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,542,895
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,542,895
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,542,895
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 315293100	Schedule 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS Jamex Marketing, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,542,895
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,542,895
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,542,895
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 315293100	Schedule 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS Ballengee Interests, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,542,895
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,542,895
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,542,895
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 315293100	Schedule 13G	Page 4 of 8

1	NAMES OF REPORTING PERSONS James H. Ballengee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,542,895
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,542,895
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,542,895
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 315293100	Schedule 13G	Page 5 of 8

ITEM 1.	(a)	Name of Issuer:

Ferrellgas Partners, L.P. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

7500 College Boulevard, Suite 1000, Overland Park, Kansas 66210

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Jamex, LLC
Jamex Marketing, LLC
Ballengee Interests, LLC
James H. Ballengee

	(b)	Address or Principal Business Office:

The address for each of the Reporting Persons is 3838 Oak Lawn Avenue, Suite 1150, Dallas, TX 75219.

	(c)	Citizenship of each Reporting Person is:

Jamex, LLC is organized under the laws of the state of Delaware. Jamex Marketing, LLC and Ballengee Interests, LLC are organized under the laws of the state of Louisiana. Mr. Ballengee is a citizen of the United States of America.

	(d)	Title of Class of Securities:

Common Units representing limited partner interests of the Issuer (“Common Units”).

	(e)	CUSIP Number:

315293100

ITEM 3.

Not applicable.

CUSIP No. 315293100	Schedule 13G	Page 6 of 8

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Units of the Issuer as of the date of this filing, based upon 100,242,620 Common Units outstanding as of June 24, 2015.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jamex, LLC	9,542,895	9.5%	0	9,542,895	0	9,542,895
Jamex Marketing, LLC	9,542,895	9.5%	0	9,542,895	0	9,542,895
Ballengee Interests, LLC	9,542,895	9.5%	0	9,542,895	0	9,542,895
James H. Ballengee	9,542,895	9.5%	0	9,542,895	0	9,542,895

Jamex Marketing, LLC is the record holder of 9,542,895 Common Units. Jamex, LLC is the majority member of Jamex Marketing, LLC. Ballengee Interests, LLC is the majority member of Jamex, LLC. James H. Ballengee is the manager of each of Jamex, LLC, Jamex Marketing, LLC and Ballengee Interests, LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No. 315293100	Schedule 13G	Page 7 of 8

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.

CUSIP No. 315293100	Schedule 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2015

JAMEX, LLC

/s/ James H. Ballengee
Name: James H. Ballengee
Title: Manager

JAMEX MARKETING, LLC

/s/ James H. Ballengee
Name: James H. Ballengee
Title: Manager

BALLENGEE INTERESTS, LLC

/s/ James H. Ballengee
Name: James H. Ballengee
Title: Manager

JAMES H. BALLENGEE

/s/ James H. Ballengee
Name: James H. Ballengee